EXHIBIT 4.32

                             TERM SHEET FOR PROPOSED
                TRANSACTION BETWEEN HEALTHCARE TECHNOLOGIES LTD.,
                    IMMVARX, INC., AND GAMIDA FOR LIFE, B.V.

     PARTIES. Healthcare Technologies Ltd., an Israeli company (Nasdaq:HCTL) ("HC"), ImmvaRx, Inc., a Nevada corporation ("IM"), and Gamida for Life, B.V., a Netherlands corporation ("GAMIDA").

     ACQUISITION. At the closing of the contemplated transaction (the "CLOSING"), in consideration for the Purchase Price (as defined below), (i) IM will convey to HC and HC shall purchase from IM, all of the assets, including intellectual property (the "IP"), relating to IM's allergy therapies business (the "IM ASSETS") and (ii) HC and IM shall enter into an agreement pursuant to which IM shall participate in HC's public company costs, in the amount of $35,000, which shall be payable every 3 months (the "PARTICIPATION AGREEMENT"). The Participation Agreement shall terminate upon the earlier of (i) the Triggering Date (as defined below) or (ii) the closing date of the Tender Offer (as defined below). In addition, , IM shall deposit the proceeds from any sale of the Shares (as defined below) into a segregated account (the "ACCOUNT") in HC's name for the sole purpose of covering research and development expenses associated with the IP (the "R & D EXPENSES"). The Account will be the only source of funds for such purpose. IM shall deposit additional amounts into the Account pursuant to an agreed upon business plan between HC and IM concerning the IM Assets (the "BUSINESS PLAN"). Any amounts so deposited in the Account, shall be referred to as the "DEPOSITED FUNDS". The R & D Expenses shall, at all times, remain the sole responsibility of IM. All of the IM Assets will be transferred to HC free and clear of all liens and other encumbrances. HC will assume all of the liabilities of IM associated with the use and exploitation of the IM Assets other than (i) the liabilities with respect to any taxes associated with the sale of the IM Assets; (ii) liabilities for long or short-term indebtedness associated with the IM Assets and (iii) other obligations as specified in the Definitive Agreement (as defined below).

     During the due diligence period contemplated hereby, the parties will negotiate in good faith the transfer of IM's cancer business (including the intellectual property related thereto) to HC for additional HC shares to be allocated to IM.

     PURCHASE PRICE. The purchase price shall be comprised of the following (the "PURCHASE PRICE"):

     (1)  350,000 ordinary shares of HC, NIS 0.04 nominal value (the "SHARES");
     (2) a two year warrant to purchase up to 1,000,000 ordinary shares of HC, NIS 0.04 nominal value, in installments of no less than 175,000 shares, with an exercise price per share equal to the average closing price of HC's shares on the Nasdaq (or such other stock exchange or quotation system on which HC's ordinary shares are listed in the event that they cease to be traded on Nasdaq) during the sixty (60) consecutive trading days prior to the date of exercise of the warrant, but in no event shall the exercise price be less than $1.00 per share or more than $1.25 per share (the "FIRST WARRANT");
     (3) a 30 month and 1 day warrant to be issued 14,650,000 ordinary shares of HC, NIS 0.04 nominal value, with an exercise price per share of no less than the nominal value of HC's ordinary shares at such time (the "SECOND WARRANT"). The Second Warrant may only be exercised following the closing of the Tender Offer.

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A complete capitalization table of HC, including all options or securities convertible into or exchangeable for shares of HC is attached hereto as EXHIBIT
A.

     POST CLOSING COVENANTS.

     (1) No later than 30 months after the Closing (the "TRIGGERING DATE"), IM shall effect and consummate a tender offer to purchase all shares of HC held by shareholders of HC in accordance with applicable laws, at a price per share of $1.60 (the "TENDER OFFER").
     (2)  Gamida shall tender all of its shares in HC in the Tender Offer.
     (3) In the event that the Tender Offer closes prior to the end of the Triggering Date, during the 30 day period following the closing of the Tender Offer, (i) Gamida shall have a call option (the "CALL OPTION") to purchase from HC, for an aggregate amount of $7,200,000, all of HC's shares in the companies set forth on ANNEX B hereto (the "EXISTING SUBSIDIARIES") and (ii) HC shall have a put option to sell to Gamida, for an aggregate amount of $7,200,000, all of HC's shares in the Existing Subsidiaries (the "PUT OPTION"). Prior to the closing of either the Call Option or the Put Option, any and all indebtedness stemming from loans between HC and the Existing Subsidiaries shall be cancelled and any and all indebtedness between HC and Gamida, including indebtedness stemming from loans between HC and Gamida, shall be paid by the indebted party.
     (4) In the event that the Tender Offer does not close prior to the Triggering Date, HC will either (a) transfer the IM Assets back to IM for no consideration, together with any funds remaining in the Account (the "TRANSFER OPTION") or (b) issue 14,650,000 ordinary shares of HC, NIS 0.04 nominal value, with a price per share of not less than the nominal value of HC's ordinary shares at such time, to IM (the "PRIVATE PLACEMENT OPTION"). In the event that HC exercises the Transfer Option, HC shall (i) transfer, free and clear of all liens and other encumbrances, in addition to the IM Assets, all assets relating to improvements made to the IP as well as new assets which are exclusively related to the IM Assets, (ii) assign, and IM shall assume, all liabilities associated with the transferred assets and (iii) assign to IM the employment agreements entered into with the IP Employees (defined below).
     (5) At all times prior to the Triggering Date, Gamida shall own no less than 4,700,000 ordinary shares of HC, NIS 0.04 nominal value.
     (6) At all times prior to the Triggering Date, HC shall not incur long term indebtedness to unaffiliated parties unless it has increased the amount of its fixed assets in an amount equal to such indebtedness.
     (7) HC shall deposit the proceeds from the exercise of the First Warrant by IM (the "FIRST WARRANT PROCEEDS") into a bank account reserved only for the First Warrant Proceeds (the "FIRST WARRANT ACCOUNT"). The First Warrant Proceeds shall be used only for the marketing of HC's shares, to cover the R&D Expenses or such other matters as to be agreed to between HC and IM. First Warrant Proceeds agreed to be allocated to cover the R&D Expenses shall be transferred to the Account. The signature of both an HC and IM representative shall be required for the withdrawal of First Warrant Proceeds from the First Warrant Account, provided however, that if the Tender Offer does not close prior to the Triggering Date, HC shall be permitted to make use of the First Warrant Proceeds in its sole discretion and the signature of an IM representative shall no longer be required for the withdrawal of First Warrant Proceeds from the First Warrant Account.

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     DEFINITIVE AGREEMENT. HC, IM and Gamida will negotiate, in good faith, the terms of a definitive agreement(s) with respect to the transaction contemplated hereby (the "DEFINITIVE AGREEMENT"). The Definitive Agreement will be in a form customary for transactions of this type and will include, in addition to those matters specifically set forth in this Term Sheet, customary representations, warranties, indemnities, waivers, covenants and agreements of HC, IM and Gamida, customary conditions of closing and other customary matters. Following the execution of the Definitive Agreement, IM shall be entitled to appoint one observer to HC's board of directors and such observer shall be entitled to bring one guest with him to HC's board meetings.

     REGISTRATION RIGHTS. The Shares to be issued at the Closing will be issued in reliance upon an exemption from the registration requirements of the United States Federal securities laws. At the Closing, HC and IM will enter into a Registration Rights Agreement that will provide standard registration rights including one demand and unlimited piggy-back rights (the "REGISTRATION RIGHTS AGREEMENT") with respect to the issuable Shares.

     EMPLOYMENT AGREEMENTS. At the Closing, specified employees of IM shall enter into employment agreements with HC (the "IP EMPLOYEES"). The IP Employees' employment agreements shall stipulate that in the event that HC exercises the Transfer Option, HC shall, as soon as practicable, assign such agreements to IM and IM shall agree to assume the same. The IP Employees shall be responsible for the development of the IP and the management of the IM Assets and no other employees of HC shall be involved therewith. The IP Employees shall ensure that at no time liabilities with respect to the research and development expenses associated with the IP shall exceed the sum of (i) the balance of the Deposited Funds in the Account at such time (whether positive or negative) and (ii) such amounts of funds which IM intends to deposit into the Account up to $200,000, pursuant to a request by HC as stated above.

     CLOSING CONDITIONS. The obligations of each party to close the contemplated transaction will be subject to specified conditions precedent including, but not limited to, the following:

          DEFINITIVE AGREEMENTS. HC, IM and Gamida shall have negotiated and entered into the Definitive Agreement, the Participation
     Agreement, the Registration Rights Agreement and employment agreements with specified employees of IM.

          DUE DILIGENCE. HC's legal, scientific, business and financial due diligence review of IM and all of its subsidiaries and affiliates, and IM's legal, business and financial due diligence review of HC and its material subsidiaries, shall have been completed to the sole and complete satisfaction of the reviewing party and its advisors. Gamida's legal, business and financial due diligence review of the Existing Subsidiaries, shall have been completed to the sole and complete satisfaction of Gamida and its advisors.

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          APPROVALS. All necessary corporate, regulatory and third party approvals for the transaction shall be have been obtained by each of HC, IM and Gamida, including without limitation, approval of the audit committee, board of directors, and shareholders of HC.

          COMPLIANCE WITH GOVERNING DOCUMENTS AND LAWS. The execution of the transaction contemplated hereby shall be in compliance with applicable law and the governing documents of each of HC, IM and Gamida.

          REPRESENTATIONS AND WARRANTIES. The representations and warranties made by HC, IM and Gamida in the Definitive Agreement shall have been true and correct when made, and shall be true and correct as of the Closing as if made on the date of signing.

          SECURITIES. IM shall have provided HC with satisfactory guarantees for the payments to be made by IM to HC under the Participation Agreement.

          NO ADVERSE CHANGE. Prior to the Closing, there will have been no material adverse change in the financial or business condition of HC or IM. A decrease in HC's share price shall not constitute a material adverse change.

          VALUATION OF IM ASSETS. An evaluator, whose identity shall be agreed upon between IM and HC, shall value the IM Assets at no less than $20,000,000.

          VALUATION OF EXISTING SUBSIDIARIES. A first class evaluator shall value the Existing Subsidiaries at $7,200,000.

     TAXES. The parties, together with their respective legal and tax advisors, will coordinate their efforts to structure the transactions described herein to the extent possible to obtain favorable tax-deferred treatment for each of HC, IM and Gamida.

     EXPENSES. Each party shall bear its own expenses and costs of the transactions contemplated hereby, including, but not limited to, fees of attorneys, financial advisors or brokers, if any, with the exception of stamp tax on the issuance of the Shares, the shares issuable upon the exercise of the First Warrant and the Second Warrant and under the Private Placement Option, which shall be borne by HC.

     CONDUCT OF BUSINESS BY IM. Pending execution of the Definitive Agreement, IM (i) will conduct its allergy therapies business in the ordinary course and use its best efforts to maintain such business, the IM Assets and employees,
(ii) without the written consent of HC, will not issue or agree to issue any equity including but not limited to additional shares or any other voting or non-voting security or any rights to acquire or receive any such additional shares or voting or non-voting security, and (iii) without the written consent of HC, will not authorize or consummate any dividends or distributions or sale or pledge the IM Assets, any consolidation or merger, the sale of any of its assets (other than the sale of assets in the ordinary course of business) or purchase of all or substantially all of the assets of other entity, or any other extraordinary corporate transaction.

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     ACCESS TO INFORMATION. HC and its attorneys, accountants and other representatives will have full access during normal business hours to all assets, properties, books, accounts, records, tax returns, contracts and other documents of IM and its subsidiaries and affiliates; provided, however, that such access will not materially interfere with the normal business operations of IM and its subsidiaries and affiliates. Similarly, IM and its attorneys, accountants and other representatives will have full access during normal business hours to all assets, properties, books, accounts, records, tax returns, contracts and other documents of HC and HC will use its best reasonable efforts to ensure such access with respect to its subsidiaries and affiliates; provided, however, that such access will not materially interfere with the normal business operations of HC and its subsidiaries and affiliates. Furthermore, HC will use its best reasonable efforts to ensure that Gamida and its attorneys, accountants and other representatives will have full access during normal business hours to all assets, properties, books, accounts, records, tax returns, contracts and other documents of the Existing Subsidiaries; provided, however, that such access will not materially interfere with the normal business operations of the Existing Subsidiaries.

     PUBLIC ANNOUNCEMENTS. The parties agree to keep confidential the existence, status and terms of their negotiations and agreements regarding the transaction contemplated hereby other than to its advisors or disclosures required to be made under any law or regulation or at the request of the court and any governmental body. Subject to applicable law and stock exchange regulations, all announcements to third parties pertaining to the contemplated transaction will be subject to review and approval of all parties before public disclosure. Further to the press release issued by HC on November 19, 2003, and upon signing this Term Sheet, the parties shall issue a joint press release substantially in the form attached hereto as ANNEX C.

     MODIFICATIONS. This Term Sheet cannot be modified or changed, except with the written consent of both parties. This Term Sheet supersedes and cancels any previous understanding, commitment or agreement, oral or written, with respect to the subject matter thereof.

     NON-BINDING EXCLUSIVITY. This Term Sheet is intended only as an outline and is subject to the negotiation of the Definitive Agreement and is not intended to be legally binding, except the terms set forth under the paragraphs herein entitled, "Access to Information", "Expenses" and "Public Announcements". Notwithstanding this provision, the parties agree that for a period of sixty
(60) days commencing with the execution of this Term Sheet by the parties, IM nor any of its officers, directors, employees, shareholders, agents or other representatives shall, directly or indirectly, consider, solicit, negotiate or cause to be considered, solicited, negotiated or undertaken on behalf of IM or its shareholders, or provide or cause to be provided information to any third party in connection with any inquiry, proposal or offer from a third party with respect to: (i) the acquisition of any of the IM Assets or the allergy therapies business of IM, or (ii) the issuance, sale or transfer of any shares of IM. In the event that a Definitive Agreement is not signed on or by August 31, 2004, this Term Sheet shall expire, except the terms set forth under the paragraphs herein entitled "Expenses" and "Public Announcements".

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

     GOVERNING LAW AND JURISDICTION. This Term Sheet and the Definitive Agreement shall be interpreted in accordance with and governed by the laws of the State of Israel with regard to its conflicts of law principles. This Term Sheet and the Definitive Agreement and any dispute arising therefrom shall be subject to the sole jurisdiction of the courts in the district of Tel Aviv-Jaffa and each party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such dispute.


HEALTHCARE TECHNOLOGIES LTD.                   IMMVARX, INC.


By:                                            By:
    -----------------------                          ----------------------
Name:  /s/ Moshe Reuveni                       Name: /s/ Kidron Shlomo

       /s/ Eran Rotem
Title: CEO & CFO                               Title:   CEO
Date: June 29, 2004                            Date: June 29, 2004


GAMIDA FOR LIFE, B.V.


By:
    -----------------------
Name: /s/ Israel Amir
Title:
       ------------------------
Date: June 29, 2004

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

                                     Annex A

                                  HC Cap Table

                               As of June 28, 2004

 PRE MERGER                 ISSUED SHARES                        OPTIONS & DILUTED EQUITY
               --------------------------------------   ------------------------------------------

                                                                    EXERCISE               DILUTED
               ORDINARY           ISSUED     ISSUED %    OPTIONS     PRICE      DILUTED       %
  GAMIDA BV    4,944,745   -     4,944,745    64.65%           -               4,944,745     62.1%
   PUBLIC      2,703,982   -     2,703,982    35.35%           -               2,703,982     33.9%
                                                               -                       -

ESOP GRANTED
 0.35-0.38                                               195,000   0.35-0.38     195,000      2.4%
    1.00                                                  60,000      1.00        60,000      0.8%
    1.75                                                  62,500      1.75        62,500      0.8%

               ---------   --   ----------    -----     --------   ---------   ---------    -----
               7,648,727   -     7,648,727      100%     317,500               7,966,227    100.0%
               =========   ==   ==========    =====     ========   =========   =========    =====

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

                                     Annex B

1.   Savyon Diagnostic Ltd. 51-335770-7

2.   Daniel Biotech Ltd. 51-266481-4

3. Gamidor Diagnostics (1984) Ltd. 51-105312-6 (including the following two companies if the three company merger with Gamidor Diagnostics (1984) Ltd. being the surviving company does not close)

     a.   Gamida Gen-Marketing Ltd. 51-082079-8

     b.   Pronto Technologies Ltd. 51-100791-6

4.   Afferix Ltd. 51-320594-8

5.   Procognia Limited 4398973

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

                                     Annex C

                               Joint Press Release

FOR:     HEALTHCARE TECHNOLOGIES, LTD.

CONTACT: Moshe Reuveni
         CEO
         +972.54.243.649

                             -----------------------

              HEALTHCARE TECHNOLOGIES SIGNS TERM SHEET WITH IMMVARX

                             -----------------------

     ASHDOD, ISRAEL, July 29, 2004 --- Healthcare Technologies, Ltd. (NASDAQ:
     HCTL), today announced that it signed a term sheet with ImmvaRx Inc. for the transfer by ImmvaRx to Healthcare of ImmvaRx's allergy therapies business. ImmvaRx will be issued 350,000 shares of Healthcare, a two year warrant to purchase up to 1,000,000 shares of Healthcare at an exercise price ranging from $1.00 to $1.25 per share and a 30 month warrant to be issued 14,650,000 ordinary shares of Healthcare with a nominal exercise price per share which may only be exercised following the completion of the tender offerdescribed below. The parties also agreed to negotiate the transfer of ImmvaRx's cancer diagnostics and therapies business to Healthcare against additional shares.

     The term sheet provides ImmvaRx with the right to commence a tender offer for all outstanding shares of Healthcare no later than 30 months following the closing of the transaction at a price of $1.60 per share. Gamida for Life, the company's largest shareholder has agreed to tender its shares in this tender offer. Following completion of the tender offer, ImmvaRx will have the right to exercise its warrant to purchase 14,650,000 shares of the Company and Gamida for Life will have the right to purchase all of Healthcare's subsidiaries and affiliates for an aggregate of $7,200,000.

     Closing of the transaction announced today is subject to the negotiation and execution of definitive agreements, the completion of due diligence, and the receipt of the necessary corporate, regulatory and third party approvals, including obtaining a fairness opinion approving the valuation of Healthcare's subsidiaries and affiliates.

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                          ABOUT HEALTHCARE TECHNOLOGIES

     Healthcare Technologies through it subsidiaries Savyon Diagnostics Ltd., Gamidor Diagnostics (1984) Ltd and Danyel Biotech Ltd. specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                                  ABOUT IMMVARX

     Immvarx is a biopharmaceutical company focusing on immune-based therapies for allergies and cancer. Specifically, the company is developing and commercializing cell-based research and diagnostic products with an initial focus on type 1 allergies and Adenocarcinomas. The immunotherapies include Humanized Antibodies, Vaccines, and Antibody Mediated Chemotherapy.

     SAFE HARBOR: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.

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